FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  NA

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Press release entitled, “Webzen Announces Successful Commercial Launch of MU in Japan”, March 10, 2004.

Item 1

PRESS RELEASE (For Immediate Release)

Webzen Announces Successful Commercial Launch of MU in Japan

- 20,000 paying users signed up during presale period
- 90% of paying users chose 40+ day subscriptions
- Conversion rate into paying users 50-60%

Seoul, Korea (March 10, 2004) – Webzen Inc. announced today the successful commercial launch of its online game MU in Japan, as evinced by strong results in the past week.

The Company announced that over 20,000 users preordered MU subscriptions during the week prior to the commercial launch on February 27. Over 90% of these users purchased either the 40-day or 100-day subscriptions.

Currently, MU is recording peak concurrent users of 14,700 and maintaining average concurrent users at the 12,000 level, indicating a 50-60% conversion of open beta users into paying users.

“The fact that our users in Japan are choosing longer term subscriptions and the stability of the peak concurrent user base indicate highly promising prospects for the Japanese market. Through aggressive marketing efforts with our partner Gameon, we will work to establish a strong foothold in this market and increase our market share,” CEO Nam Ju Kim said.

In Japan, MU is currently being serviced under the title “MU—Continent of Miracles” and in addition to the standard monthly flat pricing of 1,500 Yen (USD13.50), Webzen offers 7-day, 20-day, 40-day, and 100-day subscriptions. Under the terms of the license agreement between Webzen and Gameon Co. Ltd, Webzen will receive 28% of total sales in Japan.

Building upon its successful track record of commercialization in Taiwan, China, and now Japan, Webzen plans to commercialize its Thailand operations next month.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
Investor Relations
Grace Lee
(822) 3498-6813

Private Securities Litigation Reform Act Safe Harbor Statement
Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the commercial launch,

and other statements identified by words such as “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the investment cannot be fully realized, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Webzen Inc.’s reports filed with the SEC. Webzen Inc. disclaims any responsibility to update these forward-looking statements.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2004

Webzen Inc.

By:	/s/ Won Seon Kim

	Name:	Won Seon Kim
	Title:	Chief Financial Officer